Robinhood Ventures Fund I
85 Willow Road
Menlo Park, CA 94025
March 9, 2026
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Robinhood Ventures Fund I
Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
On behalf of Robinhood Ventures Fund I (the “Fund”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:
1.A copy of the fidelity bond covering the Fund, which includes a statement as to the period for which premiums have been paid; and
2.A Certificate of the Secretary of the Fund containing the resolutions of the Board of Trustees, including a majority of the trustees who are not “interested persons” of the Fund as defined under Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the fidelity bond.
The premium has been paid for the period from January 21, 2026 to January 21, 2027.
If you have any questions regarding this submission, please do not hesitate to contact Christopher P. Healey of Davis, Polk & Wardwell LLP at 202.962.7036.
Very truly yours,
/s/ Aaron Ellias
Aaron Ellias
Secretary and Counsel

cc:	John Markle and Maureen Montgomery, Robinhood Markets, Inc.
Christopher Healey, Gregory Rowland and Emily Roberts, Davis Polk & Wardwell LLP

ROBHINHOOD VENTURES FUND I
SECRETARY’S CERTIFICATE
I, Aaron Ellias, Secretary of Robinhood Ventures Fund I, a Delaware statutory trust (the “Fund”), do hereby certify that the following is a true, correct and complete copy of resolutions duly adopted by the unanimous approval of the Board of Trustees of the Fund, including a majority of the Trustees who are not interested persons of the Fund (within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 Act, as amended) on January 21, 2026, approving the amount and form of the fidelity bond, and that these resolutions are in full force and effect:
Approval of Fidelity Bond Coverage

RESOLVED,	that it is the finding of the Board that the Fidelity Bond with QBE Insurance Corporation, covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, in substantially the form presented at this Meeting, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and the nature of the securities and other investments in the Fund’s portfolio; and be it further

RESOLVED,	that the Board (all Trustees voting) and separately all the Independent Trustees hereby approve the Fidelity Bond; and be it further

RESOLVED,	that the appropriate officers of the Fund be, and each of them hereby is, authorized to enter into the Fidelity Bond in substantially the form presented at this Meeting; and be it further

RESOLVED,	that the appropriate officers and agents shall file, or arrange for the filing of, the Fidelity Bond with the U.S. Securities and Exchange Commission (the “SEC”) and give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and be it further

RESOLVED,	that the appropriate officers of the Fund, or any of them, are authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with, or in furtherance of, the foregoing resolutions.
IN WITNESS WHEREOF, I have signed this certificate.
Dated: March 9, 2026

/s/ Aaron Ellias
Name:	Aaron Ellias
Title:	Secretary and Counsel

QBE® Insurance Corporation A Stock Company

FINANCIAL INSTITUTIONS BOND

Home Office:	Administrative Office:

c/o CT Corporation System	28 Liberty Street
600 N. 2nd Street, Suite 401	New York, NY 10005
Harrisburg, PA 17101	1-877-772-6771

QBE and the links logo are registered service marks of QBE Insurance Group Limited.

This Bond consists of:	Declarations Bond Form Applicable Riders

QBE Insurance Corporation

In Witness Whereof, we have caused this bond to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by our authorized representative.

Julie Wood	Richelle A. Ladwig
President	Secretary
/s/ Julie Wood	/s/ Richelle A. Ladwig

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to May, 2011
Bond No. 130021021
QBE Insurance Corporation
(Herein called Underwriter)
DECLARATIONS
Item 1.    Name of Insured (herein called Insured):
Robinhood Ventures Fund I
Principal Address:
85 Willow Road
Menlo Park, CA 94025

Item 2. Bond Period: from 12:01 a.m. on	January 21, 2026	to 12:01 a.m. on	January 21, 2027
	(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be:			$3,000,000

Item 4. Subject to Sections 4 and 12 hereof,
the Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is:    $1,500,000
and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is:    $50,000
If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

Insuring Agreement (A) Fidelity	$1,500,000	$50,000
Insuring Agreement (B) On Premises	$1,500,000	$50,000
Insuring Agreement (C) In Transit	$1,500,000	$50,000
Insuring Agreement (D) Forgery or Alteration	$1,500,000	$50,000
Insuring Agreement (E) Securities	$1,500,000	$50,000
Insuring Agreement (F) Counterfeit Currency	$1,500,000	$50,000
Optional Insuring Agreements and Coverages:
Computer Systems Fraud	$1,500,000	$50,000
Fraudulent Transfer Instructions	$1,500,000	$50,000
Claims Expense	$50,000	$0
Audit Expense	$50,000	$0
If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached here to Riders 1-12. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

Item 6. The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is: $50,000

Item 7. For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:    N/A

Item 8. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 130021021

Item 9. Premium: $14,000
Such termination or cancelation to be effective as of the time this bond becomes effective.

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

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INSURING AGREEMENTS
FIDELITY
(A)    Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(1)to cause the Insured to sustain such loss; and
(2)to obtain an improper financial benefit for the Employee or another person or entity.
However, if some or all of the Insured's loss results directly or indirectly from:
(a)Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2,500; or.
(b)trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.
As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions. awards, profit sharing or pensions) intentionally paid by the Insured.
ON PREMISES
(B)(1) Loss of items enumerated in the definition of Property resulting directly from:
(a)robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b)theft or false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.
(2) Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, provided that:
(a)the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(b)the loss is not caused by fire.
IN TRANSIT
(C)     Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(1)a Messenger, or
(2)a Transportation Company and being transported in an armored motor vehicle, or
(3)a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle, provided that covered Property transported in such manner is limited to the following:
(a)    Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and
(b)    Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and
(c)    Negotiable Instruments not payable to bearer, and either not endorsed, or with restrictive endorsements.
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.
FORGERY OR ALTERATION
(D)    Loss resulting directly from the Insured having, in good faith, paid or transferred a Property in reliance on any Written, Original:
(1)Negotiable Instruments (except an Evidence of Debt),
(2)Certificate of Deposit,
(3)Letter of Credit,
(4)Withdrawal Order,
(5)receipt for the withdrawal of Property, or
(6)instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution, which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.
Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured's having relied on the items.
A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
SECURITIES
(E)    Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,
(1)acquired, sold or delivered or given value, extended credit or assumed liability, on the faith of, any Written, Original:
(a)Certificated Security,
(b)deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(c)Certificate of Deposit,
(d)Evidence of Debt,
which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen; or
(2)guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or
(3)acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.
Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured's having relied on the items.
A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.
COUNTERFEIT MONEY
(F)    Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.
GENERAL AGREEMENTS
NOMINEES
A.    This bond does not indemnify any Insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not names as an Insured hereunder unless:
(1)such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and
(2)such Insured is not a holding company.
If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
ADDITIONAL OFFICES OR EMPLOYEE5-CONSOLIDATION, MERGER OR PURCHASE OF ASSETS-NOTICE
B.    If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.
If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:
(1)has occurred or will occur in offices or premises,
(2)has been caused or will be caused by an employee or employees of such institution, or

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(3)has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall: (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF OWNERSHIP-NOTICE
C.    When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwriter, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer of ownership interest.
REPRESENTATION OF INSURED
D.    The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.
JOINT INSUREDS
E.    Only the first named Insured can submit a claim under this bond and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.
NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND
F.    The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.
The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.
With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.
INSURED’S ERISA PLANS
G.    If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purpose of Insuring Agreement (A) only and, in addition to all other terms and conditions of this bond, to the following:
(1)the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:
(a)    the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold "employer securities” within the meaning of section 407(d)(1) of ERISA; or
(b)    the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds "employer securities” within the meaning of section 407(d)(1) of ERISA;
(2)notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and
(3)if more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the Insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

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CONDITIONS AND LIMITATIONS
DEFINITIONS
Section 1. As used in this bond:
(a)    Certificate of Deposit means a Written achnowledgment by a financial institution of receipt of Money with an engagement to repay it.
(b)    Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)represented by a Written instrument issued in bearer or registered form
(2)of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(c)    Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.
(d)    Counterfeit means a Written imitation of an actual, valid Original which is intended to deceive and to be taken as the Original.
(e)    Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured's Written authorization to perform services as data processor of checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearinghouse shall not be an Electronic Data Processor.
(f)    Employee means
(1)a natural person while in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and
(i)whom the Insured directly compensates by wages, salaries or commissions, or
(ii)who is compensated by an employment agency which is paid by the insured for providing such person’s services for work at or in the Insured’s offices or premises covered hereunder;
(2)a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the Insured;
(3)an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the institution at the time of the merger or consolidation.
(4)an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and
(5)a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.
(g)    Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.
(h)    Financial Interest in the Insured of the Insured's general partner(s), limited partner(s), or Members committing dishonest or fraudulent ads covered by this bond or concerned or implicated therein means:
(1)as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the dose of business on the date of discovery of loss covered by this bond, in the aggregate of:
(i)    the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and
(ii)    the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond; provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and
(2)as respects limited partners or Members the value of such limited partners' or Members' investment in the Insured.
(i)    Forgery means:
(1)affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or
(2)affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.
Provided, however, that a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.
(j)    Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.
(k)    Letter of Credit means a Written engagement in writing by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.
(l)    Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.
(m)    Member means a natural person who has an ownership interest in a limited liability company.
(n)    Messenger means an Employee while in possession of the Insured's Property away from the Insured's premises and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.
(o)    Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
(p)    Negotiable Instrument means any writing:
(1)signed by the maker or drawer;
(2)containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;
(3)payable on demand or at a definite time; and
(4)payable to order or bearer.
(q)    Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.
(r)    Partner means a natural person who:
(1)is a general partner of the Insured, or
(2)is a limited partner and an Employee (as defined in Section 1(f)(1)
of this bond) of the Insured.
(s)    Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form (which are collectively the enumerated items of Property), and tangible items of personal property which are not hereinbefore enumerated.
(t)    Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.
(u)    Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers’ property or which provides freight forwarding or air express services.
(v)    Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.
(w)    Written means expressed through letters or marks placed upon paper and visible to the eye.
EXCLUSIONS
Section 2.This bond does not cover:
(a)    loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);
(b)    loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war of insurrection unless such loss occurs in transit in the circumstances recited in

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Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;
(c)    loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;
(d)    loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);
(e)    loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A) or (E);
(f)    loss resulting from any violation by the Insured or by any Employee:
(1)of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
(2)of any rule or regulation made pursuant to any such law,
unless it is established by the Insured that the ad or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;
(g)    loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);
(h)    loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;
(i)    loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);
(j)    damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;
(k)    loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:
(1)in obtaining credit or funds,
(2)in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or
(3)in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);
(l)    loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);
(m)    loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:
(1)kidnapping,
(2)payment of ransom,
(3)threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the Insured, or
(4)actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);
(n)    loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, except when covered under Insuring Agreement (A);
(o)    loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
(p)    loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);
(q)    loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);
(r)    loss of Property while:
(1)in the mail,
(2)in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or
(3)while located on the premises of any Messenger or Transportation Company, except when covered under Insuring Agreement (A);
(s)    potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;
(t)    damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;
(u)    all fees, costs and expenses incurred by the Insured:
(1)in establishing the existence of or amount of loss covered under this bond, or
(2)as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
(v)    indirect or consequential loss of any nature, including, but not limited to, fines, penalties, multiple or punitive damages;
(w)    loss resulting directly or indirectly from the Insured's accepting checks payable to an organization for deposit into an account of a natural person;
(x)    loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;
(y)    loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;
(z)    loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;
(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;
(bb) loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;
(cc) loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained
DISCOVERY
Section 3.
This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not then be known.
Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability
The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of

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Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(b)the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.
Single Loss Limit of Liability
Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.
Single Loss Defined
Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from:
(a)any one act or series of related acts of burglary, robbery or attempt thereat. in which no Employee is implicated,
(b)any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,
(c)all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d)any one casualty or event not specified in (a), (b) or (c) preceding.
NOTICE/PROOF-LEGAL PROCEEDINGS
AGAINST UNDERWRITER
Section 5.
(a)    At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.
(b)    Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.
(c)    Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.
(d)    Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.
(e)    If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.
(f)    This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named Insured.
VALUATION
Section 6.
The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a Loan, any interest or fees received by the Insured in connection with the Loan shall be such a credit.
Money
Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
Set-Off
Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).
ASSIGNMENT--SUBROGATION--RECOVERY
Section 7.
(a)    In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment. Insured named in the Declarations.
In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.
(b)    Recoveries, whether by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed as recovery as used herein.
(c)    The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
COOPERATION
Section 8.
Upon the Underwriter's request and at reasonable times and places designated by the Underwriter, the Insured shall:
(a)    submit to examination by the Underwriter and subscribe to the same under oath;
(b)    produce for the Underwriter's examination all pertinent records; and
(c)    cooperate with the Underwriter in all matters pertaining to any claim or loss.
ANTI-BUNDLING
Section 9.
If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.
OTHER INSURANCE OR INDEMNITY
Section 10.
Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

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COVERED PROPERTY
Section 11.
This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.
DEDUCTIBLE AMOUNT
Section 12.
The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars covering such loss.
TERMINATION OR CANCELATION
Section 13.
This bond terminates as an entirety upon occurrence of any of the following:
(a)    60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;
(b)    immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;
(c)    immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;
(d)    immediately upon a Change in Control of the first named Insured;
(e)    immediately upon exhaustion of the Aggregate Limit of Liability; or
(f     immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.
This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor:
(a)    as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or;
(b)    15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.
Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.
In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

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RIDER NO. 1
CENTRAL HANDLING OF SECURITIES
To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 130021021
in favor of Robinhood Ventures Fund I.
It is agreed that:
1.Those premises of Depositories listed in the following Schedule shall be deemed to be premises of the Insured but only as respects coverage on Certificated Securities:
SCHEDULE

Depository	Location Covered
All Depositories used by the Insured	All locations
2.Certificated Securities held by such Depository shall be deemed to be Property as defined in the attached bond to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Depository.
3.The attached bond does not afford coverage in favor of any Depository listed in the Schedule above. When the Underwriter indemnifies the Insured for a loss covered hereunder, the Insured will assign its rights and causes of action to the extent of the claim payment against the Depository, or any other entity or person against whom it has a cause of action, to the Underwriter.
4.If the rules of the Depository named in the Schedule above provide that the Insured shall be assessed for a portion of the judgment (or agreed settlement) taken by the Underwriter based upon the assignment set forth in Part 3. above and the Insured actually pays such assessment, then the Underwriter will reimburse the Insured for the amount of the assessment but not exceeding the amount of the loss payment by the Underwriter.
5.This rider shall become effective as of 12:01 a.m. on January 21, 2026 standard time.

SR5967e	Page 1 of 1

RIDER NO. 2
To be attached to and form part of Financial Institution Bond, Standard Form No. Form 14, No. 130021021 in favor of Robinhood Ventures Fund I
It IS agreed that:
1.    The attached bond is amended by adding an Insuring Agreement as follows:
COMPUTER SYSTEMS FRAUD
Loss resulting directly from a fraudulent
(1)    entry of Electronic Data or Computer Program into, or
(2)    change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;
provided that the entry or change causes
(i)    Property to be transferred, paid or delivered,
(ii)    an account of the Insured, or of its customer, to be added, deleted. debited or credited, or
(iii)    an unauthorized account or a fictitious account to be debited or credited.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.
2.    In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:
DEFINITIONS
(A)    Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process. store or send Electronic Data;
(B)    Computer System means
(1)    computers with related peripheral components, including storage components wherever located,
(2)    systems and applications software,
(3)    terminal devices and
(4)    related communication networks
by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

SR 6196 REVISED DECEMBER, 1993	Copyright, The Surety & Fidelity Association of America, 2011	Page 1 of 2

(C)    Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs,and which IS stored on magnetic tapes or disks, or optical storage disks or other bulk media.
EXCLUSIONS
(A)loss resulting directly or Indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;
(B)loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;
(C)loss resulting directly or indirectly from
(1)mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System. or
(2)failure or breakdown of electronic data processing media, or
(3)error or omission 1n programming or processing;
(CI)    loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;
(CII)    loss resulting directly or indirectly from the theft of confidential information.
SERIES OF LOSSES
All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.
3.    The exclusion below, found in financial institution bonds forms 14 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.
"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"
4.    This rider shall become effective as of 12:01 a.m. on January 21, 2026.

SR 6196 REVISED DECEMBER, 1993	Copyright, The Surety & Fidelity Association of America, 2011	Page 2 of 2

RIDER NO. 3
To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 130021021
in favor of Robinhood Ventures Fund I.
It is agreed that:
1.    The following Employee Welfare or Pension Benefit Plan(s) shall be included as Named Insured:
All Employee Benefit Plans sponsored by the Insured whether or not they are required to be bonded under the Employee Retirement Income Security Act of 1974.
2.    Employee as used in the attached Bond shall include any natural person who is a director, trustee or fiduciary of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.
3.    If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more Bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such plans were bonded separately.
4.    In compliance with the foregoing, payment by the Underwriter in accordance with the agreements, limitations and conditions of the Bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has covered thereunder.
5.    If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the Bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with applicable provisions of said Regulations.
6.    The Deductible Amount of this Bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.
7.    Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as stated herein.
8.    This rider shall become effective as of 12:01 a.m. on January 21, 2026 standard time.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
AUDIT EXPENSE COVERAGE RIDER

Name of Parent Company:	Robinhood Ventures Fund I
Bond Number:	130021021
Rider Number:	04
Effective Date of Rider:	January 21, 2026
Name of Insurer:	QBE Insurance Corporation
This rider modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 15
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 24
It is agreed that:
A.INSURING AGREEMENT (A) FIDELITY is amended to add the following:
Audit Expense Coverage Limit:        $50,000 (for coverage, an amount must be inserted)
The Underwriter agrees to indemnify the Insured for expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through a dishonest or fraudulent act of one or more of the Employees, and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of, and not in addition to, the Single Loss Limit of Liability stated in Item 4. of the Declarations.
B.CONDITIONS AND LIMITATIONS, Section 2. EXCLUSIONS, Paragraph (u) is deleted in its entirety and replaced with the following:
(u) all fees, costs and expenses incurred by the Insured:
(1)in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense Coverage, or
(2)as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
All other terms and conditions of this bond remain unchanged.

MLPL-BD-2041 (12-22)	Page 1 of 1

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
CLAIMS EXPENSE COVERAGE RIDER

Name of Parent Company:	Robinhood Ventures Fund I
Bond Number:	130021021
Rider Number:	05
Effective Date of Rider:	January 21, 2026
Name of Insurer:	QBE Insurance Corporation
This rider modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 15
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 24
It is agreed that:
A.The following new INSURING AGREEMENT is added:
CLAIMS EXPENSE
The Underwriter shall indemnify the Insured for reasonable expenses incurred by the Insured in establishing the existence and the amount of any direct loss covered by the Insuring Agreements of this bond, in excess of the applicable deductible amount for such Insuring Agreements as stated in Item 4. of the Declarations. The reasonableness of such expenses shall be determined by the Underwriter and shall not include internal corporate expenses of the Insured, such as employee wages.
B.CONDITIONS AND LIMITATIONS – SECTION 2. EXCLUSIONS, Paragraph (u) is deleted in its entirety and replaced with the following:
(u) all fees, costs and expenses incurred by the Insured:
(1)in establishing the existence of or amount of loss covered under this bond unless specifically covered under the Claims Expense Insuring Agreement, or
(2)as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
C.Any amounts incurred under the Claims Expense Insuring Agreement are not subject to the Single Loss Limit of Liability and Single Loss Deductible set forth in the Optional Insuring Agreements and Coverages. Instead, subject always to the Aggregate Limit of Liability and the Single Loss Limit of Liability and Single Loss Deductible applicable to the Insuring Agreement in the attached binder for which the claims expense is incurred, any amounts incurred under the Claims Expense Insuring Agreement are subject to the following:
Single Loss Limit of Liability:    $50,000
Single Loss Deductible:    $0
All other terms and conditions of this bond remain unchanged.

MLPL-BD-2044 (12-22)	Page 1 of 1

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
WORLDWIDE COUNTERFEIT MONEY RIDER

Name of Parent Company:	Robinhood Ventures Fund I
Bond Number:	130021021
Rider Number:	06
Effective Date of Rider:	January 21, 2026
Name of Insurer:	QBE Insurance Corporation
This rider modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 15
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 24
It is agreed that Insuring Agreement (F) – COUNTERFEIT MONEY is deleted in its entirety and replaced with the following:
COUNTERFEIT MONEY
(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money.
All other terms and conditions of this bond remain unchanged.

MLPL-BD-2058 (12-22)	Page 1 of 1

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
AMEND INSURING AGREEMENT (A) FIDELITY RIDER

Name of Parent Company:	Robinhood Ventures Fund I
Bond Number:	130021021
Rider Number:	07
Effective Date of Rider:	January 21, 2026
Name of Insurer:	QBE Insurance Corporation
This rider modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND STANDARD FORM NO.14
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 24
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 25
It is agreed that INSURING AGREEMENT (A) FIDELITY is deleted in its entirety and replaced with the following:
FIDELITY
(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the intent:
(1) to cause the Insured to sustain such loss; or
(2) to obtain an improper financial benefit for the Employee or another person or entity.
However, if some or all of the Insured’s loss results directly or indirectly from:
(a) Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2500; or
(b) Trading, that portion of the loss is not covered unless the Employee also has received, in connection therewith, an improper financial benefit.
The term “Trading” as used in this Insuring Agreement means buying or selling or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.
The term “Loans” as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.
As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

MLPL-BD-2032 (12-22)	Page 1 of 2

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.
All other terms and conditions of this bond remain unchanged.

MLPL-BD-2032 (12-22)	Page 2 of 2

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
AMEND REPRESENTATION OF INSURED RIDER

Name of Parent Company:	Robinhood Ventures Fund I
Bond Number:	130021021
Rider Number:	08
Effective Date of Rider:	January 21, 2026
Name of Insurer:	QBE Insurance Corporation
This rider modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 24
It is agreed that GENERAL AGREEMENT D. REPRESENTATION OF INSURED is deleted in its entirety and replaced with the following:
REPRESENTATION OF INSURED
D.    No statement made by, or on behalf of, the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the Insured. Such application constitutes part of this bond.
However, notwithstanding the above, any intentional misrepresentation, omission, concealment, or any incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
All other terms and conditions of this bond remain unchanged.

MLPL-BD-2034 (12-22)	Page 1 of 1

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
UNCERTIFICATED SECURITIES RIDER

Name of Parent Company:	Robinhood Ventures Fund I
Bond Number:	130021021
Rider Number:	09
Effective Date of Rider:	January 21, 2026
Name of Insurer:	QBE Insurance Corporation
This rider modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14
It is agreed that:
I.INSURING AGREEMENT E - SECURITIES, Paragraph (1) is deleted in its entirety and replaced with the following:
(1)acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any Written, Original:
(a)Certificated Security,
(b)deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(c)Certificate of Deposit;
(d)Evidence of Debt; or
(e)Uncertificated Securities of any issuer;
which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery; (ii) is altered, but only to the extent the Forgery or alteration causes the loss; or (iii) is lost or stolen;
II.In CONDITIONS AND LIMITATIONS - SECTION 1. DEFINITIONS, Paragraph (s) is deleted in its entirety and replaced with the following:
(s)    Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Evidences of Debt, Securities Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form,(which are collectively the enumerated items of property), tangible items of personal property which are not hereinbefore enumerated, and Uncertificated Securities of any issuer.
III.In CONDITIONS AND LIMITATIONS - SECTION 1. DEFINITIONS, the following DEFINITION is added:
Uncertificated Security means a share, participation or other interest in property, or an enterprise of the issuer or an obligation of the issuer, which is:
(1)not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

MLPL-BD-2009 (12-22)	Page 1 of 2

(2)of a type commonly dealt in on securities exchanges or markets; and
(3)either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
All other terms and conditions of this bond remain unchanged.

MLPL-BD-2009 (12-22)	Page 2 of 2

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
AMEND EXCLUSION (J) (RICO EXCLUSION) RIDER

Name of Parent Company:	Robinhood Ventures Fund I
Bond Number:	130021021
Rider Number:	10
Effective Date of Rider:	January 21, 2026
Name of Insurer:	QBE Insurance Corporation
This rider modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14
It is agreed that CONDITIONS AND LIMITATIONS - SECTION 2. EXCLUSIONS, Exclusion (j) is deleted in its entirety and replaced with the following:
(j)    damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by INSURING AGREEMENT (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 U.S.C. 1961 et seq., as amended;
All other terms and conditions of this bond remain unchanged.

MLPL-BD-2008 (12-22)	Page 1 of 1

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
AMEND TERMINATION OR CANCELLATION – 90 DAYS NOTICE RIDER

Name of Parent Company:	Robinhood Ventures Fund I
Bond Number:	130021021
Rider Number:	11
Effective Date of Rider:	January 21, 2026
Name of Insurer:	QBE Insurance Corporation
This rider modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 15
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 24
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 25
It is agreed that CONDITIONS AND LIMITATIONS - SECTION 13. TERMINATION OR CANCELATION, paragraph
(a) is deleted in its entirety and replaced with the following:
(a) 90 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;
All other terms and conditions of this bond remain unchanged.

MLPL-BD-2038 (12-22)	Page 1 of 1

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.
FRAUDULENT TRANSFER COVERAGE RIDER

Name of Parent Company:	Robinhood Ventures Fund I
Bond Number:	130021021
Rider Number:	12
Effective Date of Rider:	January 21, 2026
Name of Insurer:	QBE Insurance Corporation
This rider modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 14
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 15
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 24
FINANCIAL INSTITUTION BOND STANDARD FORM NO. 25
It is agreed that:
A.The following new INSURING AGREEMENT is added:
FRAUDULENT TRANSFER
The Underwriter agrees to indemnify the Insured for loss resulting directly from the Insured having, in good faith, transferred Money or Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail, provided that:
(1)the fraudulent Instruction purports, and reasonably appears, to have originated from:
(a)a Vendor,
(b)an Employee acting on instructions of such Vendor, or another Employee, or a director, officer, partner, member, or sole proprietor of the Insured, or
(c)another financial institution acting on behalf of such Vendor or financial institution;
(2)the sender of the fraudulent instruction verified the instruction with a password, PIN, or some other security measure previously agreed to with such Vendor or financial institution;
(3)the sender was not, in fact, such Vendor or financial institution, and was not authorized to act on behalf of such Vendor or financial institution;
(4)the Instruction was received by an Employee of the Insured specifically authorized by the Insured to receive such instructions;
(5)for any transfer exceeding the amount set forth in item H of this Rider, the instruction was verified via a call back to a predetermined telephone number set forth in the Insured’s written agreement with such Vendor or financial institution, or other verification procedures approved in writing by the Underwriter; and
(6)the Insured preserved a contemporaneous record of the call back, if any, and of the instruction and its verification which demonstrates the use of the authorized password, PIN or other security measure previously agreed to with such Vendor.

MLPL-BD-2049 (12-22)	Page 1 of 2

B.As used in this Rider, Vendor means any entity or natural person that has provided goods or services to the Insured under a legitimate pre-existing arrangement or written agreement. However, Vendor does not include any customer, automated clearing house, custodian, financial institution, administrator, counter party, or any similar entity.
C.Solely with respect to the coverage provided by this Rider, CONDITIONS AND LIMITATIONS, Section 2.
EXCLUSIONS is amended to add the following:
This bond does not cover:
(1)loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Vendor’s or financial institution’s password, PIN or other security measure previously agreed to with such Vendor or financial institution.
(2)loss resulting directly orindirectly form the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:
(a)each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or
(b)the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.
(3)loss due to any investment in Securities, or ownership in any corporation, partnership, real property, commodity or similar instrument, whether or not such investment is genuine.
(4)loss occurring prior to January 21, 2026.
D.Liability of the Underwriter under this Insuring Agreement shall be a part of, notin addition to, the Aggregate Limit of Liability of this bond.
E.It shall be a condition precedent to coverage under this Insuring Ag reement that the Insured assert any available claims, offsets or defenses against such Vendor or financial institution or any other party to the transaction.
F.For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.
G.The Single Loss Limit of Liability for transfers that are officially verified is $500,000 and Single Loss Deductible applicable to loss is $100,000. However, if the Insured fails to verify the instructions with a callback or other pre-approved verification method, the Single Loss Limit of Liability is $100,000 and the Single Loss Deductible applicable to loss is $100,000.
H.The threshold for any single transfer for which verification via a call back will be required is $100,000.
All other terms and conditions of this bond remain unchanged.

MLPL-BD-2049 (12-22)	Page 2 of 2

Notice to Policyholders U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
NO COVERAGE IS PROVIDED BY THIS POLICYHOLDER NOTICE NOR CAN IT BE CONSTRUED TO REPLACE ANY PROVISIONS OF YOUR POLICY. YOU SHOULD READ YOUR POLICY AND REVIEW YOUR DECLARATIONS PAGE FOR COMPLETE INFORMATION ON THE COVERAGES YOU ARE PROVIDED.
THIS NOTICE PROVIDES INFORMATION CONCERNING POSSIBLE IMPACT ON YOUR INSURANCE COVERAGE DUE TO DIRECTIVES ISSUED BY OFAC.
PLEASE READ THIS NOTICE CAREFULLY
The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:
➢    Foreign agents;
➢    Front organizations;
➢    Terrorists;
➢    Terrorist organizations; and
➢    Narcotics traffickers;
As "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.
In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

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QBGS-103 (07-04)	Page 1 of 1